        New York, New York
        March 19, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MP Environmental Funding LLC (“MP Funding”) Registration Statement on Form S-1 filed January 5, 2007, as amended by Amendment Nos. 1 and 2 (File No. 333-139820) (“Registration Statement”)

Ladies and Gentlemen:

Transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 3 to the Registration Statement of MP Funding (“Amendment No. 3”). Amendment No. 3 reflects (i) responses to comments made by the staff of the Commission in a letter dated March 16, 2007 (“Third Letter of Comments”) to Amanda J. Skov, Esq. of Allegheny Energy, Inc., and (ii) updating changes.

On behalf of our client, MP Funding, we are responding to the comments set forth in the Third Letter of Comments. Terms not defined below are used as defined in Amendment No. 3. All page references in this letter are to the pages in Amendment No. 2.

Third Letter of Comments

General

COMMENT

1.
We note that you continue to provide financial statements in your filing. Please revise your disclosure to clearly explain why you have provided financial statements and why you believe such disclosure is helpful to investors. If you plan to provide financial statements in your reports on Form 10-K, ensure that similar disclosure is included in those filings, as well.

RESPONSE

MP Funding has deleted the financial statements from the preliminary prospectus which is a part of Amendment No. 3 (“Preliminary Prospectus”) and does not expect to include financial statements in its periodic reports filed pursuant to the requirements of the Exchange Act and consistent with Regulation AB.

Interest Rate Swap Agreements, page 43

COMMENT

2.	While we note your response to prior comment 5 and the mechanics involved in deciding whether and who to use as a swap counterparty, the information

Securities and Exchange Commission
March 19, 2007

regarding the identity of a potential swap counterparty is not pricing information. Accordingly, if you do not believe it is likely that you will use a swap counterparty, revisions should be made throughout the document to reflect this and in the event you decide to use a swap counterparty after effectiveness, a post-effective amendment should be filed to include all material changes.

RESPONSE

It is unlikely that MP Funding will use a swap. Therefore, MP Funding has made revisions throughout the Preliminary Prospectus to remove references to the swap. In the event that MP Funding decides to use a swap counterparty after effectiveness of the Registration Statement, MP Funding will file a post-effective amendment to the Registration Statement to include all material changes required as if Item 1115 of Regulation AB applies.

*  *  *

As I have discussed with Mr. John Stickel of the Commission’s staff, shortly after the filing of this Amendment No. 3, MP Funding intends to file requests with the Commission that it accelerate effectiveness of the Registration Statement to 12 Noon on Wednesday, March 21, 2007 or as soon thereafter as may be practicable. If the Commission is able to declare the Registration Statement effective before that time and date, MP Funding would be most appreciative.

If you have further questions or comments, please feel free to contact me at (212) 603-2204, Mahendra Churaman (212) 603-8971 of Thelen Reid Brown Raysman & Steiner, LLP, or Amanda J. Skov, Esq. (724) 838-6166 of Allegheny Energy, Inc.

Very truly yours,
THELEN REID BROWN RAYSMAN & STEINER, LLP Counsel to MP Environmental Funding LLC
By:	/s/ Robert J. Reger, Jr.
Robert J. Reger, Jr.

cc:    Ms. Sara Kalin
Branch Chief - Legal
 Office of Structured Finance, Transportation, and Leisure
 Securities and Exchange Commission

 Mr. John Stickel
Attorney Advisor
 Division of Corporation Finance
 Securities and Exchange Commission